100 King Street West, 24th Floor,

Toronto, ON M5X 1A1

May 21, 2013

VIA EDGAR

Lindsay McCord

Division of Corporation Finance

Securities and Exchange Commission,

100 F Street, NE

Washington, DC 20549

Re:	Bank of Montreal

File No. 001-13354

Dear Ms. McCord:

I am writing to document our request for an extension of the deadline to respond to the May 16, 2013 letter of Stephanie J. Ciboroski to Thomas E. Flynn.

I confirm that you have agreed to extend the deadline to respond until Friday, June 21, 2013. I appreciate your consideration for our request.

Yours very truly,

/s/ Thomas E. Flynn

Thomas E. Flynn

Chief Financial Officer